sanofi pasteur	sanofi pasteur
Alain BERNAL	Len LAVENDA
Vice-President Corporate Communications	U.S. Media Relations
Tel: + 33-(0)4 -37-37-78-97	Tel: +1 -570-839-4446
Fax: +33-(0)4 -37-37-77 89	Len.Lavenda@sanofipasteur.com

SANOFI PASTEUR BROADENS PANDEMIC PREPAREDNESS WITH FIRST CLINICAL
TRIAL OF NOVEL CELL BASED H7N1 VACCINE

Lyon, France – September 19, 2006 – Sanofi pasteur, the vaccines business of the sanofi-aventis Group, has within the framework of FLUPAN, a collaborative research project funded by the European Commission, generated the first clinical trial lot of a new generation of H7N1 pandemic vaccine. This trial will broaden sanofi pasteur’s pandemic preparedness program initiated with the development of H5N1 vaccines.

The H7N1 vaccine was produced at sanofi pasteur’s Marcy l’Etoile facility in France using the PER.C6® cell-based technology from its partner CRUCELL N.V. allowing an alternative production process expected to offer advantages over traditional manufacturing methods.

This phase I clinical trial, initiated today in Bergen, Norway is the first to assess the safety and ability to generate an immune response of a split, inactivated pro totype pandemic H7N1 vaccine produced on cells.

“The H7N1 vaccine strain was developed from an avian influenza virus (bird flu) by the UK’s National Institute for Biological Standards and Control (NIBSC) and the University of Reading (UK). A highly pathogenic H7N1 avian influenza virus which caused outbreaks in Italian poultry in 1999 has been modified, so that it is safe to use and grows well in mammalian cell culture ” commented Dr John Wood, FLUPAN Coordinator.

Two influenza subtypes, H5 and H7 have recently caused highly pathogenic avian influenza . While most vaccine development has focused on H5N1 strains, avian H7 containing viruses remain a significant pandemic threat and have caused infections in humans in Europe over the last three years [1].

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F -69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

“The FLUPAN coordinated study started today at the Haukeland University Hospital, University of Bergen (Norway). A total of 60 healthy adults aged 20 to 40 will be vaccinated with one of four formulations: two dosages (12 µg and 24 µg) with or without an aluminum hydroxide adjuvant, an additive commonly used to increase the immune response to vaccines ,” said Dr Lars R. Haaheim, Principal Investigator, University of Bergen.

Sanofi pasteur selected PER.C6® cells for their high susceptibility to influenza viruses, thereby making the production of large amounts of influenza vaccine feasible for both pandemic and seasonal strains.

Pandemic Influenza Overview

Influenza is a highly infectious virus that spreads easily from person to person, primarily when an infected individual coughs or sneezes. An influenza pandemic is a global epidemic of an especially virulent virus, newly infectious for humans, with the potential to cause severe morbidity and mortality. According to the World Health Organization (WHO), the next pandemic is likely to result in 1 to 2.3 million hospitalizations and 280,000 to 650,000 deaths in industrialized nations alone. Its impact is expected to be even more devastating in developing countries. In an attempt to minimize the impact of a pandemic, many countries are developing national and transnational plans against an eventual influenza pandemic situation.

Several strains of influenza virus are potentially pandemic. An H7N7 strain was responsible for a large outbreak of fowl plague in Netherlands in 2003 which spread to 89 humans. While symptoms were mostly mild, one case died from pneumonia in combination with acute respiratory distress syndrome as a result of the infection. The virus was also seen to be transmitted to family contacts. [1, 2].

About FLUPAN,

FLUPAN is a European Union (EU) funded collaboration, intended to improve the level of pandemic preparation in the European Union. There are six European partners in FLUPAN: National Institute for Biological Standards and Control (NIBSC), UK; University of Reading, UK; Istituto Superiore di Sanita, Italy; Heath Protection Agency, UK; University of Bergen, Norway; and sanofi pasteur, the vaccines business of the sanofi-aventis Group, France. For more information, please visit www.nibsc.ac.uk/spotlight/fluplan.htlm.

About Crucell

Crucell N.V. is a Dutch biotechnology company (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. For more information, please visit www.crucell.com.

About sanofi pasteur and Crucell exclusive agreement

Sanofi pasteur, the vaccines business of the sanofi -aventis Group, entered on December 31, 2003 into a strategic and exclusive agreement with Crucell N.V. to further develop, manufacture and market cell-based novel influenza vaccine products based on Crucell's proprietary PER.C6® cell line technology. The agreement covers both pandemic and seasonal influenza vaccines .

Crucell's PER.C6® technology is a cell line developed for the large-scale manufacture of biological products including vaccines.

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F -69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

Sanofi Pasteur and Pandemic Preparedness

Sanofi pasteur, the vaccines business of the sanofi -aventis Group, is committed to global pandemic preparedness. As the world leader in research, development and manufacturing of influenza vaccine, sanofi pasteur is actively involved in other projects in the U.S. and Europe, with the goal of developing a vaccine to protect against a pandemic influenza virus.

Sanofi pasteur is investing in a major expansion of its influenza vaccine production capacity in the US, and also of its vaccine production capacity in France (Val de Reuil facility).

In Europe, sanofi pasteur initiated and runs a large range of projects:

  In France, sanofi pasteur sponsored the first clinical trials of an H5N1 influenza vaccine candidate that compared vaccines with and without adjuvants [3].
  In France, sanofi pasteur was awarded a contract by the French Ministry of Health to produce a 1.4 million dose stockpile of the H5N1 candidate studied in the above-mentioned trial. By this agreement, the company could also provide enough vaccine to protect up to 28 million people in France in the event of a pandemic being declared, once the actual virus strain responsible is identified.
  In Italy, in February 2006, sanofi pasteur provided candidate H5N1 vaccine to the Ministry of Health and entered into an agreement to provide an actual pandemic strain of vaccine, once a pandemic has been declared.

In the U.S., sanofi pasteur has a number of pandemic-related agreements with the U.S. government involving development of pandemic vaccine stockpiles, production of investigational doses and the development of cell culture technology, including:

  In May 2004, sanofi pasteur contracted with the U.S. National Institutes for Allergy and Infectious Diseases (NIAID) to produce investigational doses. The doses were shipped to the NIAID in March 2005. The studies were completed in 2005 and the results were published in New England Journal of Medicine [4].
  In September 2004, the company signed a contract with HHS to produce two million doses of bulk vaccine derived from the H5N1 viral strain. The bulk doses were produced and are being stored and can be formulated and filled upon government request.
  In November 2004, the HHS awarded a contract to sanofi pasteur to expand and safeguard the egg supply needed to produce influenza vaccine and to formulate each year investigational doses for a potential pandemic influenza vaccine.
  In April 2005, the HHS awarded a contract to sanofi pasteur to accelerate the development of a cell-culture influenza vaccine in the U.S. and to design a U.S.-based cell-culture vaccine manufacturing facility.
  In September 2005, the HHS awarded a contract to sanofi pasteur to produce a vaccine to help protect against the H5N1 influenza virus strain. The $150 million contract calls for sanofi pasteur to manufacture the vaccine in bulk concentrate form at its U.S. headquarters in Swiftwater, PA. The agreement provides for additional fees to be paid to sanofi pasteur for storage of the vaccine as well as for formulation and filling of the vaccine upon government request.
  In February 2006, sanofi pasteur supplied NIAID with 15,000 investigational doses of H5N1 vaccine formulated with and without alum adjuvant for use in NIAID-sponsored clinical studies

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F -69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

In Australia:

  A contract has also been signed with the Australian government for the supply of vaccine in the event of a pandemic influenza outbreak.
About sanofi-aventis

The sanofi-aventis Group is the world’s third -largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi -aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi -aventis Group, sold more than a billion doses of vaccine in 2005, making it possible to protect more than 500 million people across the globe. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20- F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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References
[1]	Fouchier RA, Schneeberger PM, Rozendaal FW, et al. Avian influenza A virus (H7N7) associated with human conjunctivitis and a fatal case of acute respiratory distress syndrome. Proc Natl Acad Sci U S A 2004 Feb 3;101(5):1356-61.

[2]	Tweed SA, Skowronski DM, David ST, et al. Human illness from avian influenza H7N3, British Columbia. Emerg Infect Dis 2004 Dec;10(12):2196-9.

[3]	Bresson JL, Perronne C, Launay O, et al. Safety and immunogenicity of an inactivated split -virion influenza A/Vietnam/1194/2004 (H5N1) vaccine: phase I randomised trial. Lancet 2006 May 20;367(9523):1657-64.

[4]	Treanor JJ, Campbell JD, Zangwill KM, Rowe T, Wolff M. Safety and immunogenicity of an inactivated subvirion influenza A (H5N1) vaccine. N Engl J Med 2006 Mar 30;354(13):1343-51.

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F -69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com